Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or provided for in our memorandum and articles of association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing three of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol BZUN.

Baozun Inc.

寶尊電商有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock code: 9991)

SUPPLEMENTAL ANNOUNCEMENT IN RELATION TO GRANT OF RESTRICTED SHARE UNIT AWARDS

Reference is made to the announcement of Baozun Inc. (the “Company”) dated November 24, 2023 in relation to the grant of RSUs under the 2022 Plan to the Grantees (the “Announcement”). Unless otherwise defined, capitalized terms used in this announcement shall have the same meanings as those defined in the Announcement.

As disclosed in the Announcement, the Company granted, among other things, 54,000 RSUs to 2 employees of the Group, 15% of which shall be vested on October 10, 2024, which is less than 12 months from the Grant Date. Such shorter vesting period is specifically permitted by the 2022 Plan under the circumstances that, grants of RSUs with performance based vesting conditions according to the terms and conditions of the 2022 Plan.

The above information do not affect other information contained in the Announcement and save as disclosed above, all other information therein remains unchanged.

By order of the Board
Baozun Inc.
Vincent Wenbin Qiu
Chairman

Hong Kong, November 28, 2023

As at the date of this announcement, our board of directors comprises Mr. Vincent Wenbin Qiu as the chairman, Mr. Junhua Wu, Mr. Satoshi Okada and Ms. Yang Liu as directors, and Mr. Yiu Pong Chan, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye as independent directors.

* for identification purposes only